Exhibit 99.1

Ctrip to Hold Annual General Meeting on September 19, 2014

Shanghai, August 14, 2014 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it will hold an annual general meeting of shareholders at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on September 19, 2014 at 10:00 a.m. (Beijing time).

Holders of record of ordinary shares of the Company at the close of business on August 21, 2014 are entitled to notice of, and to vote at, the annual general meeting or any adjourned or postponed meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission. Ctrip’s 2013 annual report on Form 20-F can be accessed on the above-mentioned website, as well as the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may obtain a copy of the Company’s 2013 annual report on Form 20-F, free of charge, by writing to Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. Ctrip aggregates accommodation and transportation information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com